Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges and Preferred Stock Dividends

Resolute Energy Corporation

Ratio of Earning to Fixed Charges and Preferred Stock Dividends

(in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	(161,631)	(764,633)	(25,990)	(178,485)	29,857
Fixed charges, excluding capitalized interest	53,534	67,384	35,845	33,499	18,758
Earnings	(108,097)	(697,249)	9,855	(144,986)	48,615
Fixed charges:
Interest expense, including capitalized interest	54,813	70,345	46,429	47,832	22,094
Estimate of interest within rental expense	2,851	3,026	4,356	4,198	3,235
Fixed charges	57,664	73,371	50,785	52,030	25,329

Preferred stock dividends (a)	1,184	—	—	—	—

Ratio of earnings to fixed charges and preferred stock dividends	(b)	(b)	(b)	(b)	1.9

(a)	The amounts disclosed herein for preferred stock dividends represent accumulated but not yet declared dividends as of December 31, 2016.
(b)

Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $166.9 million, $770.6 million, $40.9 million and $197 million for the years ended December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, respectively.